    As filed with the Securities and Exchange Commission on July 16, 1996

                                                          Registration No. 333-
===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        --------------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        -------------------------------
                              Norwest Corporation
             (Exact name of registrant as specified in its charter)

             Delaware                                 41-0449260
 (State or other jurisdiction of                   (I.R.S. Employer
  incorporation or organization)                  Identification No.)
                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota 55479-1000
                                  612-667-1234
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                      ------------------------------------
                               Stanley S. Stroup
                  Executive Vice President and General Counsel
                              Norwest Corporation
                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota 55479-1026
                                  612-667-8858
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:
                                Robert J. Kaukol
                              Norwest Corporation
                                 Norwest Center
                              Sixth and Marquette
                       Minneapolis, Minnesota 55479-1026

   Approximate date of commencement of proposed sale of the securities to the public: From time to time after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================
   Title of Securities       Amount     Proposed Maximum    Proposed Maximum   Amount of
          to be              to be       Offering Price        Aggregate      Registration
       Registered          Registered       Per Share        Offering Price       Fee
- ------------------------------------------------------------------------------------------
Common Stock (par value     5,000,000       $33.00(2)         $165,000,000      $56,896
$1-2/3 per share)(1)          Shares

==========================================================================================

(1) Each share of the registrant's common stock includes one preferred share purchase right.

(2) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c).

                                  ----------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The shares of common stock registered hereby may be offered for resale by persons who receive such shares from the registrant in acquisitions or upon issuance of warrants, options, convertible debentures and other similar securities issued by the registrant in acquisitions.

================================================================================

                             Cross Reference Sheet
                    Pursuant to Regulation S-K, Item 501(b)


     Form S-4 Item                                  Prospectus Heading
     -------------                                  ------------------

1.   Forepart of Registration Statement             Outside Front Cover Page
     and Outside Front Cover Page of                of Prospectus
     Prospectus

2.   Inside Front and Outside Back Cover            Inside Front Cover and
     Pages of Prospectus                            Outside Back Cover Page
                                                    of Prospectus;
                                                    Available Information;
                                                    Incorporation of Certain
                                                    Documents by Reference

3.   Risk Factors, Ratio of Earnings to Fixed       Outside Front Cover Page;
     Charges and Other Information                  Norwest; Incorporation
                                                    of Certain Documents by
                                                    Reference; Certain
                                                    Regulatory Considerations;
                                                    Selected Consolidated
                                                    Financial Data

4.   Terms of the Transaction                       *

5.   Pro Forma Financial Information                *

6.   Material Contracts with the Company            *
     Being Acquired

7.   Additional Information Required for            *
     Reoffering by Persons and Parties
     Deemed to be Underwriters

8.   Interests of Named Experts and Counsel         Experts

9.   Disclosure of Commission Position on           **
     Indemnification for Securities Act
     Liabilities

10.  Information with Respect to S-3 Registrants    Norwest; Incorporation
                                                    of Certain Documents by
                                                    Reference; Certain
                                                    Regulatory Considerations;
                                                    Selected Consolidated
                                                    Financial Data

     Form S-4 Item                                Prospectus Heading
     -------------                                ------------------

11.  Incorporation of Certain Information         Incorporation of Certain
     by Reference                                 Documents by Reference;
                                                  Management of Norwest and
                                                  Additional Information

12.  Information with Respect to S-2 or           **
     S-3 Registrants

13.  Incorporation of Certain Documents           **
     by Reference

14.  Information with Respect to                  **
     Registrants Other Than S-2 or S-3
     Registrants

15.  Information with Respect to S-3              **
     Companies

16.  Information with Respect to                  **
     S-2 or S-3 Companies

17.  Information with Respect to Companies        *
     Other Than S-2 or S-3 Companies

18.  Information If Proxies, Consents             *
     or Authorizations Are to Be Solicited

19.  Information If Proxies, Consents, or         *
     Authorizations Are Not to Be Solicited
     in an Exchange Offer

- ---------------------------

* Item is omitted at this time because it is not applicable with respect to this filing of the Registration Statement. Item will be included in one or more post-effective amendments under certain circumstances.

**   Item is omitted because answer is negative or item is not applicable.

PROSPECTUS

                        [Logo for Norwest Corporation]

                                                          SHARES OF COMMON STOCK

     This Prospectus relates to 5,000,000 shares (the "Shares") of the common stock, par value $1-2/3 per share ("Common Stock"), of Norwest Corporation, a Delaware corporation ("Norwest"). Norwest may offer and issue Shares from time to time in connection with acquisitions by Norwest or its subsidiaries of the assets or securities of financial institutions and other businesses in which bank holding companies and their subsidiaries can engage. Norwest may also issue Shares upon exercise of warrants, options, convertible notes or other similar instruments issued or assumed by Norwest from time to time in connection with such acquisitions.

     Norwest's management anticipates that the terms of acquisitions involving the issuance of Shares will be determined by direct negotiations with the owners or controlling persons of the businesses being acquired and that any Shares issued in the acquisitions will be valued at prices reasonably related to quoted market prices for the Common Stock reported as of one or more times during the period beginning on the date the terms of the acquisition are agreed upon and ending on the date the Shares are issued and delivered. No underwriting discounts or commissions will be paid, although finders' fees may be paid from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     The Common Stock is traded on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange under the symbol "NOB." The closing price of Common Stock as of __________, 1996 (as reported on the NYSE composite tape) was $____ per share. Current market quotations are listed in The Wall Street Journal and many other newspapers of general circulation.

     Norwest and its banking and savings association subsidiaries are subject to a variety of federal and state banking statutes, regulations and guidelines, many of which materially affect or have the potential to materially affect Norwest's business and financial condition, including but not limited to restricting its ability to pay dividends on the Common Stock. see "Certain Regulatory Considerations."

                           _________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

                            ________________________

                The date of the Prospectus is __________, 1996.

     This prospectus incorporates by reference documents that are not presented herein or delivered herewith. Norwest will provide without charge to each person (including any beneficial owner) to whom this Prospectus is delivered of these documents (excluding certain exhibits) upon request directed to the Secretary, Norwest Corporation, Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-1026, telephone (612) 667-8655. To ensure timely delivery of the documents, any such request should be received by Norwest at least five business days prior to the date by which the final investment decision is to be made.

                             AVAILABLE INFORMATION

     Norwest is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy statements and other information concerning Norwest also may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at the offices of the Chicago Stock Exchange at One Financial Place, 440 South LaSalle Street, Chicago, Illinois 60605.

     Additional information concerning Norwest and the Shares is contained in the registration statement relating to the Shares (including exhibits, the "Registration Statement") filed with the Commission under the Securities Act. Certain portions of the Registration Statement have been omitted pursuant to the rules and regulations of the Commission. Reference is hereby made to such omitted portions for further information with respect to Norwest and the Shares. Statements contained herein concerning the provisions of certain documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by Norwest (File No. 1-2979) pursuant to the Exchange Act are incorporated by reference in this
Prospectus: (i) Norwest's annual report on Form 10-K for the year ended December 31, 1995; (ii) Norwest's quarterly report on Form 10-Q for the quarter ended March 31, 1996; (iii) Norwest's current reports on Form 8-K dated January 17, 1996, February 20, 1996, as amended pursuant to Form 8-K/A, February 26, 1996 and April 17, 1996; (iv) Norwest's current report on Form 8-K dated April 30, 1996 containing a description of the Common Stock; and (v) Norwest's registration statement on Form 8-A dated December 6, 1988, as amended pursuant to Form 8-A/A dated June 29, 1993, relating to preferred stock purchase rights attached to shares of Common Stock.

     All documents filed by Norwest with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates all Shares have been issued or that deregisters all remaining unissued Shares shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

                                    NORWEST

     Norwest is a diversified financial services company organized under the laws of Delaware in 1929 and registered under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). Through its subsidiaries and affiliates, Norwest provides retail, commercial and corporate banking services, as well as a variety of other financial services, including mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency services, computer and data processing services, trust services, mortgage-backed securities servicing, and venture capital investment.

     Norwest regularly explores opportunities for acquisitions of financial institutions and related businesses. Norwest's management generally does not publicly announce an acquisition until a definitive agreement has been signed. Norwest generally provides information concerning the aggregate asset value of, and the aggregate consideration anticipated to be paid for, its pending acquisitions in its annual and quarterly reports filed with the Commission and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     Norwest's principal executive offices are located at Norwest Center, Sixth and Marquette, Minneapolis, Minnesota, 55479-1000; its telephone number is (612) 667-1234. Unless the context requires otherwise, the term "Norwest" refers to Norwest Corporation and its consolidated subsidiaries.

                                USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock that Norwest may issue from time to time in connection with acquisitions by Norwest or one or more of its subsidiaries or that Norwest may issue upon exercise of warrants, options, convertible notes and other similar instruments issued or assumed by Norwest from time to time in connection with acquisitions. Norwest will receive no proceeds from this offering other than the value of the assets and securities acquired by Norwest in the acquisitions.

                       CERTAIN REGULATORY CONSIDERATIONS

     As a bank holding company, Norwest is subject to supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Under the Bank Holding Company Act, a bank holding company generally may not directly or indirectly acquire the ownership or control of more than 5% of the voting securities or all or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve Board. In addition, a bank holding company is generally prohibited under the Bank Holding Company Act from engaging in nonbanking activities, subject to certain exceptions. Various proposals are pending before Congress that would allow affiliations between a bank holding company and nonbank entities that are prohibited or restricted under current law. Whether Congress will adopt any of these proposals, and if so in what form, is not known at this time.

     Norwest's banking and savings association subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The deposits of Norwest's banking subsidiaries are primarily insured by the Bank Insurance Fund ("BIF"), and deposits attributable to certain of Norwest's savings associations are insured by the Savings Association Insurance Fund (the "SAIF"). For that reason, such subsidiaries are subject to regulation by the Federal Deposit Insurance Corporation (the "FDIC"). In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

Dividend Restrictions

     Various federal and state statutes and regulations limit the amount of dividends the subsidiary banks can pay to Norwest without regulatory approval. The approval of the Office of the Comptroller of the Currency (the "OCC") is required for any dividend by a national bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulation, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its net profits then on hand after deducting its losses and bad debts. For this purpose, bad debts are defined to include, generally, loans which have matured and are in arrears with respect to interest by six months or more, other than such loans that are well secured and in the process of collection. Under these provisions Norwest's national bank subsidiaries could have declared, as of March 31, 1996, aggregate dividends of at least $132.6 million without obtaining prior regulatory approval and without reducing the capital of the banks below minimum regulatory levels. Norwest also has several state bank subsidiaries that are subject to state regulations limiting dividends; however, the amount of dividends payable by Norwest's state bank subsidiaries, with or without state regulatory approval, would represent an immaterial contribution to Norwest's revenues.

     If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The Federal Reserve Board, the OCC and the FDIC have issued policy statements which provide that FDIC-insured banks and bank holding companies should generally pay dividends only out of current operating earnings.

Holding Company Structure

     Norwest is a legal entity separate and distinct from its banking and nonbanking subsidiaries. For that reason, the right of Norwest, and thus the rights of Norwest's creditors, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of such subsidiary, except to the extent that claims of Norwest in its capacity as a creditor may be recognized. The principal sources of Norwest's revenues are dividends and fees from its subsidiaries.

     Norwest's banking subsidiaries are subject to restrictions under federal law which limit the transfer of funds by the subsidiary banks to Norwest and its nonbank subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by any subsidiary bank to Norwest or any nonbank subsidiary are limited in amount to 10% of the bank's capital and surplus and, with respect to Norwest and all such nonbank subsidiaries, to an aggregate of 20% of such bank's capital and surplus. Furthermore, such loans and extensions of credit are required to be secured in specified amounts.

     The Federal Reserve Board has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. This support may be required at times when Norwest may not have the resources to provide it. Any capital loans by Norwest to any of the subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance.

     Federal law (12 U.S.C. (S)55) permits the OCC to order the pro rata assessment of stockholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of stockholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed stockholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to banks chartered by such states. Norwest, as the sole stockholder of most of its subsidiary banks, is subject to such provisions.

Acquisitions

     Effective September 29, 1995, under the provisions of the Reigle-Neal Interstate Banking and Branching Act of 1994 (the "Reigle-Neal Act"), Norwest's banking subsidiaries are permitted to acquire banks located in any state in which the acquiring subsidiary bank is located (an intrastate merger). Effective June 1, 1997, Norwest's banking subsidiaries will be permitted to acquire a bank located in a state other than the state in which the acquiring subsidiary bank is located (an interstate merger) through merger, consolidation or purchase of assets and assumption of liabilities, unless the state in which either of the banks is located has opted out of the interstate banking provisions of the Reigle-Neal Act. An interstate merger may occur before June 1, 1997 if the states in which the merging banks are located have enacted a law authorizing interstate bank mergers.

     All of Norwest's acquisitions of banking institutions and other companies are subject to the prior approval of the Federal Reserve Board and any applicable federal or state regulatory authorities. In addition, under the provisions of the Reigle-Neal Act, bank mergers are subject to deposit concentration limits of 10% nationwide and 30% in any one state, unless it is Norwest's initial entry into the state.

Capital Requirements

     Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items, such as stand-by letters of credit) is 8%. At least half of the total capital is to be comprised of common stockholders' equity, minority interests and noncumulative perpetual preferred stock ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock, and a limited amount of the allowance for credit losses. The risk-based guidelines also specify that all intangibles, including core deposit intangibles, as well as mortgage servicing rights ("MSRs") and purchased credit card relationships ("PCCRs"), be deducted from Tier 1 capital. The guidelines, however, grandfather identifiable assets (other than MSRs and PCCRs) acquired on or before February 19, 1992 and permit the inclusion of readily marketable MSRs and PCCRs in Tier 1 capital to the extent that (i) MSRs and PCCRs do not collectively exceed 50% of Tier 1 capital and (ii) PCCRs do not exceed 25% of Tier 1 capital. For such purposes, MSRs and PCCRs each are included in Tier 1 capital only up to the lesser of (i) 90% of their fair market value (which must be determined quarterly) and (ii) 100% of the remaining unamortized book value of such assets. The OCC has adopted substantially similar regulations.

     In addition, the Federal Reserve Board's minimum "leverage ratio" (the ratio of Tier 1 capital to quarterly average total assets) guidelines for bank holding companies provide for a minimum leverage ratio of 3% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 3% plus an additional cushion of 1% to 2%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets, less all intangibles. Each of Norwest's banking subsidiaries is also subject to capital requirements adopted by applicable regulatory agencies that are substantially similar to the foregoing. At March 31, 1996, Norwest's Tier 1 and total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets ratios were 8.21% and 10.25%, respectively, and Norwest's leverage ratio was 5.96%. Neither Norwest nor any subsidiary bank has been advised by the appropriate federal regulatory agency of any specific leverage ratio applicable to it.

     As a result of a federal law enacted in 1991 that required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, each of the federal banking agencies has revised the risk-based capital guidelines described above to take account of concentration of credit risk and risk of nontraditional activities. In addition, the Federal Reserve Board, the FDIC and the OCC recently adopted a new rule that amends, effective September 1, 1995, the capital standards to include explicitly a bank's exposure to declines in the economic value of its capital due to changes in interest rates as a factor to be considered in evaluating a bank's interest rate exposure. Such agencies have issued for comment a joint policy statement that describes the process to be used to measure and assess the exposure of a bank's net economic value to changes in interest rates. These agencies have indicated that in the second step of this regulation process they intend to issue a proposed rule that would propose to establish an explicit minimum capital charge for interest rate risk based on the level of a bank's measured interest rate exposure. The agencies intend to implement the second step after the agencies and the banking industry have had more experience with the proposed supervisory and measurement process. Norwest does not believe that these recent proposals and revisions to the capital guidelines will materially impact its operations.

Federal Deposit Insurance Corporation Improvement Act of 1991

     In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act (the "FDIA") and makes revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of depository institutions insured by the Federal Deposit Insurance Corporation (the "FDIC") that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, an FDIC-insured depository institution is defined to be well capitalized if it maintains a leverage ratio of at least 5%, a risk-adjusted Tier 1 capital ratio of at least 6% and a risk-adjusted total capital ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if its meets all of its minimum capital requirements as described above. An insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it has a risk-adjusted total capital ratio of less than 6%, risk-adjusted Tier 1 capital ratio of less than 3% or a leverage ratio of less than 3% and critically undercapitalized if it fails to maintain a level of tangible equity equal to at least 2% of total assets. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to a wide range of limitations on operations and activities, including growth limitations, and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were significantly undercapitalized.

     Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

     FDICIA, as amended by the Reigle Community Development and Regulatory Improvement Act of 1994 enacted on August 22, 1994, directs that each federal banking agency prescribe standards, by regulation or guideline, for depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, asset quality, earnings, stock valuation, and such other operational and managerial standards as the agency deems appropriate. The FDIC, in consultation with the other federal banking agencies, has adopted a final rule and guidelines with respect to internal and external audit procedures and internal controls in order to implement those provisions of FDICIA intended to facilitate the early identification of problems in financial management of depository institutions. On July 10, 1995, the federal banking agencies published the final rules implementing three of the safety and soundness standards required by FDICIA, including operational and managerial standards, asset quality and earnings standards, and compensation standards. The impact of such standards on Norwest has not yet been fully determined, but management does not believe it will be material.

     FDICIA also contains a variety of other provisions that may affect the operations of Norwest, including new reporting requirements, revised regulatory standards for real estate lending, "truth in savings" provisions, and the requirement that a depository institution give 90 days' notice to customers and regulatory authorities before closing any branch.

     Under other regulations promulgated under FDICIA a bank cannot accept brokered deposits (that is, deposits obtained through a person engaged in the business of placing deposits with insured depository institutions or with interest rates significantly higher than prevailing market rates) unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts, unless it provides certain notices to affected depositors. In addition, a bank that is adequately capitalized and that has not received a waiver from the FDIC may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is well capitalized.

FDIC Insurance

     Each BIF member institution pays FDIC insurance premiums based on the institution's annual assessment rate assigned to it by the FDIC. The assessment rate is based on the institution's capitalization risk category and "supervisory subgroup." An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. The FDIC assessment rate ranges from zero to 27 cents per $100 of domestic deposits, with Subgroup A institutions assessed at a rate of zero and Subgroup C institutions assessed at a rate of 27 cents. The FDIC may increase or decrease the assessment rate schedule on a semiannual basis. An increase in the rate assessed one or more of Norwest's banking subsidiaries could have a material adverse effect on Norwest's earnings, depending on the amount of the increase. The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance with respect to one or more of Norwest's subsidiary depository institutions could have a material adverse effect on Norwest's earnings, depending on the collective size of the particular institutions involved.

     Deposits insured by the SAIF held by Norwest's bank subsidiaries as a result of savings association acquisitions by Norwest continue to be assessed at the applicable SAIF insurance premium rate. Current federal law provides that the SAIF assessment rate may not be less than 0.18% from January 1, 1994 through December 31, 1997. After December 31, 1997, the SAIF assessment rate must be a rate determined by the FDIC to be appropriate to increase the SAIF's reserve ratio to 1.25% of insured deposits or such higher percentage as the FDIC determines to be appropriate, but the assessment rate may not be less than 0.15%. In order to mitigate the potential effects of a BIF/SAIF premium disparity, Congress recently proposed legislation that would, among other things, recapitalize the SAIF by imposing a special one-time assessment on SAIF deposits. The proposed legislation also contemplates the consolidation or merger of the BIF and the SAIF into one insurance fund after the SAIF is recapitalized. Management of Norwest does not anticipate that the impact of the proposed legislation will be material to Norwest; however, to provide for such a special assessment when and if imposed, Norwest has established a reserve of $23.5 million based on an estimated insurance premium rate of 66 cents per $100 of insured deposits, which reserve has been funded primarily by the refund of BIF insurance premiums.

Depositor Preference

     Under the FDIA, claims of holders of domestic deposits and certain claims of administrative expenses and employee compensation against an FDIC-insured depository institution have priority over other general unsecured claims against the institution in the "liquidation or other resolution" of the institution by a receiver.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected historical consolidated financial information for Norwest. The income statement and balance sheet data for Norwest included in the selected consolidated financial data for each of the five years in the period ended December 31, 1995 are derived from the audited consolidated financial statements of Norwest for such five-year period. The selected financial data for the three-month periods ended March 31, 1996 and 1995 are derived from the unaudited consolidated financial statements of Norwest for such periods. All financial data derived from unaudited financial statements reflect, in the opinion of Norwest's management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of such data. Results for the three-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole. The data set forth in the table should be read in conjunction with the consolidated financial statements of Norwest, and the related notes thereto, incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


                               THREE MONTHS ENDED
                                 MARCH 31, 1996                   YEARS ENDED DECEMBER 31
                             ---------------------    -----------------------------------------------------
                                1996        1995          1995      1994      1993(1)    1992(2)     1991
                               -----        ----          ----      ----      -------    -------     ----

                                                        (In millions except per share amounts)
INCOME STATEMENT DATA
   Interest income             $ 1,524.0   1,288.0       5,717.3   4,393.7   3,946.3     3,806.4    4,025.9
   Interest expense                633.2     544.3       2,488.0   1,590.1   1,442.9     1,610.6    2,150.3
                               ---------  --------      --------  --------  --------     --------   -------
       Net interest income         890.8     743.7       3,269.3   2,803.6   2,503.4     2,195.8    1,875.6
   Provision for credit             87.8      55.3         312.4     164.9     158.2       270.8      406.4
    losses
   Non-interest income             555.1     394.8       1,865.0   1,638.3   1,585.0     1,273.7    1,064.0
   Non-interest expenses           945.5     759.2       3,399.1   3,096.4   3,050.4     2,553.1    2,041.5
                               ---------  --------      --------  --------  --------     -------    -------
       Income before               412.6     324.0       1,422.8   1,180.6     879.8       645.6      491.7
        income taxes
   Income tax expense              141.2     107.2         466.8     380.2     266.7       175.6       73.4
                               ---------  --------      --------  --------  --------     -------    -------
   Income before cumulative
   effect of a change in
   accounting method               271.4     216.8         956.0     800.4     613.1       470.0      418.3
   Cumulative effect on
   years prior to 1992 of
   change in accounting method        --        --            --        --        --       (76.0)        --

                               ---------  --------      --------  --------  --------     -------    -------
          Net income               271.4     216.8         956.0     800.4     613.1       394.0      418.3
                               =========  ========      ========  ========  ========     =======    =======

PER COMMON SHARE DATA
   Net income per share:
       Primary:
       Before cumulative
       effect of a change in
       accounting method            0.74      0.66          2.76      2.45      1.89        1.44       1.33
   Cumulative effect on
   years prior to 1992 in
   accounting method                  --        --            --        --        --       (0.25)        --
                               --------- ---------      --------   -------   -------    --------    -------
        Net income                  0.74      0.66          2.76      2.45      1.89        1.19       1.33
                               =========  ========      ========  ========   =======    ========    =======
   Fully diluted:
       Before cumulative
       effect of a change
       in accounting method         0.74      0.65          2.73      2.41      1.86       1.42        1.32
       Cumulative effect on
       years prior to 1992
       of change in accounting
       method                         --        --            --        --        --      (0.23)         --
                               ---------  --------      --------  --------   -------    -------     -------
   Net income                       0.74      0.65          2.73      2.41      1.86       1.19        1.32
                               =========  ========      ========  ========   =======   ========     =======
   Dividends declared per
   common share                    0.240     0.210         0.900     0.765     0.640      0.540       0.470

BALANCE SHEET DATA
At period end:
   Total assets                 73,942.1  61,845.1      72,134.4  59,315.9  54,665.0   50,037.0    45,974.5
   Long-term debt               14,336.2  10,886.9      13,676.8   9,186.3   6,850.9    4,553.2     3,686.6
       Total stockholders'       5,446.5   4,387.5       5,312.1   3,846.4   3,760.9    3,371.8     3,192.3
        equity

     (1) On January 14, 1994, First United Bank Group, Inc. ("First United"), a $3.9 billion bank holding company headquartered in Albuquerque, New Mexico, was acquired in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of First United. Appropriate Norwest items reflect an increase in First United's provision for credit losses of $16.5 million to conform with Norwest's credit loss reserve practices and methods and $83.2 million in charges for merger-related expenses, including termination costs, systems and operations costs, and investment banking, legal, and accounting expenses.

     (2) On February 9, 1993, Lincoln Financial Corporation ("Lincoln"), a $2.0 billion bank holding company headquartered in Fort Wayne, Indiana, was acquired in a pooling of interests transaction. Norwest's historical results have been restated to include the historical results of Lincoln. Appropriate Norwest items reflect an increase in Lincoln's provision for credit losses of $60.0 million and $33.5 million in Lincoln's provisions and expenditures for costs related to restructuring activities.

                                    EXPERTS

     The consolidated financial statements of Norwest and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, incorporated by reference herein, have been incorporated herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                MANAGEMENT OF NORWEST AND ADDITIONAL INFORMATION

     Certain information relating to executive compensation, voting securities and the principal holders thereof, certain relationships and related transactions, and other related matters concerning Norwest is included or incorporated by reference in Norwest's annual report on Form 10-K filed with the Commission and incorporated herein by reference. A copy of Norwest's most recent annual report on Form 10-K can be obtained by contacting Norwest at the address or phone number indicated under "AVAILABLE INFORMATION."

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes indemnification of directors and officers of a Delaware corporation under certain circumstances against expenses, judgments and the like in connection with an action, suit or proceeding. Article Fourteenth of Norwest's Restated Certificate of Incorporation provides for broad indemnification of directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits:  Parenthetical references to exhibits in the description of Exhibits
           3.1, 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.2, 4.1 and 4.2 below are incorporated by reference from such exhibits to the indicated reports of Norwest filed with the Securities and Exchange Commission under File No. 1-2979.

 3.1 -- Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(b) to Norwest's Current Report on Form 8-K dated June 28, 1993 and Exhibit 3 to Norwest's Current Report on Form 8-K dated July 3, 1995).

 3.1.1 -- Certificate of Designations of Powers, Preferences, and Rights of Norwest ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994).

 3.1.2 -- Certificate of Designations of Powers, Preferences, and Rights of Norwest Cumulative Tracking Preferred Stock (incorporated by reference to Exhibit 3 to Norwest's Current Report on Form 8-K dated January 9, 1995).

 3.1.3 -- Certificate of Designations of Powers, Preferences, and Rights of Norwest 1995 ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).

 3.1.4 -- Certificate of Designations with respect to the 1 996 ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 3 to Norwest's Current Report on Form 8-K dated February 26, 1996).

 3.2 -- By-Laws, as amended (incorporated by reference to Exhibit 4(c) to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1991).

 4     --  Rights Agreement, dated as of November 22, 1988, between Norwest
           Corporation and Citibank, N.A. (incorporated by reference to Exhibit 1 to Norwest's Form 8-A dated December 6, 1988).

 4.1 -- Certificate of Adjustment, dated July 21, 1989, to Rights Agreement (incorporated by reference to Exhibit 3 to Norwest's Form 8 dated July 21, 1989).

 4.2 -- Certificate of Adjustment, dated June 28, 1993, to Rights Agreement (incorporated by reference to Exhibit 4 to Norwest's Form 8-A/A dated June 29, 1993).

 5     --  Opinion of Stanley S. Stroup, counsel to Norwest.

 23.1 -- Consent of Stanley S. Stroup (included as part of Exhibit 5 filed herewith).

   23.3 -- Consent of KPMG Peat Marwick LLP.

   24   -- Powers of Attorney.

ITEM 22.  UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a posteffective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent posteffective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S)230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such posteffective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a posteffective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

   (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (g) The undersigned registrant hereby undertakes to supply by means of a posteffective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 16, 1996.

                                NORWEST CORPORATION

                                By:  /s/ Richard M. Kovacevich
                                     -------------------------
                                     Richard M. Kovacevich
                                     President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed on July 16, 1996 by the following persons in the capacities indicated:

/s/ Richard M. Kovacevich                President and Chief Executive Officer
- ---------------------------              (Principal Executive Officer)
     Richard M. Kovacevich

/s/ John T. Thornton                     Executive Vice President and Chief
- ---------------------------               Financial Officer
     John T. Thornton                    (Principal Financial Officer)

/s/ Michael A. Graf                      Senior Vice President and Controller
- ---------------------------              (Principal Accounting Officer)
     Michael A. Graf


DAVID A. CHRISTENSEN )
GERALD J. FORD       )
PIERSON M. GRIEVE    )
CHARLES M. HARPER    )
WILLIAM A. HODDER    )
LLOYD P. JOHNSON     )                       A majority of the
REATHA CLARK KING    )                       Board of Directors*
RICHARD M. KOVACEVICH)
RICHARD S. LEVITT    )
RICHARD D. McCORMICK )
CYNTHIA H. MILLIGAN  )
IAN M. ROLLAND       )
MICHAEL W. WRIGHT    )

- --------------

*Richard M. Kovacevich, by signing his name hereto, does hereby sign this document on behalf of each of the directors named above pursuant to powers of attorney duly executed by such persons.

                                     /s/ Richard M. Kovacevich
                                     -------------------------
                                         Richard M. Kovacevich
                                         Attorney-in-Fact

                               INDEX TO EXHIBITS


Exhibit                                                                                  Form of
Number                            Description*                                            Filing
- ------                            ------------                                           -------
3.1     Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3(b) to Norwest's Current Report on Form
        8-K dated June 28, 1993 and Exhibit 3 to Norwest's Current Report
        on Form 8-K dated July 3, 1995).

3.1.1   Certificate of Designations of Powers, Preferences, and Rights of
        Norwest ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994).

3.1.2   Certificate of Designations of Powers, Preferences, and Rights of
        Norwest Cumulative Tracking Preferred Stock (incorporated by reference to Exhibit 3 to Norwest's Current Report on Form 8-K dated January 9,
        1995).

3.1.3   Certificate of Designations of Powers, Preferences, and Rights of
        Norwest 1995 ESOP Cumulative Convertible Preferred Stock (incorporated by reference to Exhibit 4 to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995).

3.1.4   Certificate of Designations with respect to the 1996 ESOP Cumulative
        Convertible Preferred Stock (incorporated by reference to Exhibit 3 to
        Norwest's Current Report on Form 8-K dated February 26, 1996).

3.2 By-Laws, as amended (incorporated by reference to Exhibit 4(c) to Norwest's Quarterly Report on Form 10-Q for the quarter ended March 31,
        1991).

4       Rights Agreement, dated as of November 22, 1988, between Norwest
        Corporation and Citibank, N.A. (incorporated by reference to Exhibit 1 to Norwest's Form 8-A dated December 6, 1988).

4.1     Certificate of Adjustment, dated July 21, 1989, to Rights Agreement
        (incorporated by reference to Exhibit 3 to Norwest's Form 8 dated July
        21, 1989).

4.2     Certificate of Adjustment, dated June 28, 1993, to Rights Agreement
        (incorporated by reference to Exhibit 4 to Norwest's Form 8-A/A dated
        June 29, 1993).

5       Opinion of Stanley S. Stroup, counsel to Norwest.                                  Electronic
                                                                                          Transmission


Exhibit                                                                                          Form of
Number                                          Description*                                     Filing
- ------                                          ------------                                      -------

23.1           Consent of Stanley S. Stroup (included as part of Exhibit 5 filed herewith).

23.2           Consent of KPMG Peat Marwick LLP.                                                Electronic
                                                                                               Transmission

24             Powers of Attorney.                                                              Electronic
                                                                                               Transmission

________________________
* Parenthetical references to exhibits in the description of Exhibits 3.1, 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.2, 4.1 and 4.2 are incorporated by reference from such exhibits to the indicated reports of Norwest filed with the SEC under File No. 1-2979.